Exhibit 16.1

To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Hip Cuisine, Inc. on Amendment No. 1 to Form S1 of our Report of Independent Registered Public Accounting Firm, dated August 29, 2015, on the consolidated balance sheets of Hip Cuisine, Inc. and its subsidiary company as of December 31, 2014 and the related consolidated statement of operations, changes in shareholder’s equity and cash flows for the period from inception (February 24, 2014) to December 31, 2014.which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement

Sincerely,

Cutler & Co., LLC
Wheat Ridge, Colorado May 6, 2016

9605 West 49th Ave. Suite 200 Wheat Ridge, Colorado 80033 ~ Phone 303-968-3281 ~ Fax 303-456-7488 ~ www.cutlercpas.com